

July 7, 2025

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BYX Exchange, Inc.***
         Form 1 Amendment

Dear Mrs. Jackson:

Enclosed please find an amendment of the Form 1 applications pursuant to Rule 6a-2(c) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

- Exhibit A (updated to reflect the Exchange's Certificate of Incorporation and Bylaw information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit B (updated to reflect location of the Exchange's current rulebook, rule filings, notices, and regulatory circulars in accordance with SEC Rule 6a-2(d)(3));
- Exhibit C (updated to reflect subsidiary and affiliate information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, C, and J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 07/07/25

Enclosures

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 07/07/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60607

   25000262

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (312) 786-5600   (312) 786-7138
      (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
      (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Pat Sexton
   433 W Van Buren Street
   Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
   _____ Limited Liability Company _____ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/07/25   Cboe BYX Exchange, Inc.
          (MM/DD/YY)   (Name of Applicant)

By: _Laura Dickman_ [signature executed at 3:00pm on 07/07/25]   Laura Dickman, Associate General Counsel
      (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _see header_ day of _see header_, _see header_ by _see header_
                                         (Month)   (Year)   (Notary Public)

My Commission expires ___see header___   County of __see header__   State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Attachment

Summary of changes made to Exhibit A:
- See Exhibit for required materials

Summary of changes made to Exhibit B:
- See Exhibit for required materials

Summary of changes made to Exhibit C:
- No changes since previous submission

Summary of changes made to Exhibit J:
- No changes since previous submission

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

Cboe BYX Exchange, Inc. (the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials required by this Exhibit A are available on the "Regulation" page of the Exchange's public website (http://markets.cboe.com/us/equities/regulation/):

1.   Certificate of Incorporation of Cboe BYX Exchange, Inc.

2.   Amended and Restated By-Laws of Cboe BYX Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

<u>Exhibit B</u>

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. The Rules of Cboe BYX Exchange, Inc. are available at http://markets.cboe.com/us/equities/regulation/. Rule filings, notices, and regulatory circulars are also available at this location. These documents are updated frequently and are accurate as of the respective dates on each document.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A.   **Cboe Services Company**

1.   *Name*: Cboe Services Company
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
        of the membership interests of Cboe Services Company. Cboe Services Company
        is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Services Company is an
        intermediate holding company. Cboe Services Company is the intermediate
        holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc.,
        Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No change.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - David Howson
        - Craig Donohue (CEO)

        Current Officers
        - David Howson (Executive Vice President, Global President)
        - Cole Chmielewski (Vice President, Operations)
        - Jeff Connell (Senior Vice President, Deputy Chief Regulatory Officer)
        - Craig Donohue (CEO)
        - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
        - Jill Griebenow (Executive Vice President, Chief Financial Officer and
          Treasurer)
        - Casie Harris (Vice President, Controller)
        - Chris Isaacson (Executive Vice President and Chief Operating Officer)
        - Emily Mitchell (Senior Vice President, Tax)
        - Hemang Patel (Vice President, Project Management)
        - J. Patrick Sexton (Secretary)
        - Steven Sinclair (Vice President, Software Engineering)

- Allen Wilkinson (Senior Vice President and Chief Accounting Officer)
- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (Vice President, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • David Howson (President)
        • Jill Griebenow (Treasurer)
        • Casie Harris (Controller)
        • Chris Isaacson (Vice President)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   **Cboe BZX Exchange, Inc.**

1.   *Name*: Cboe BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on November 1, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
   wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as
   a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - William Ciabattoni (VP, Product Management)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)

- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

D.   Cboe EDGA Exchange, Inc.

1.   *Name*: Cboe EDGA Exchange, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Bruce Andrews
      - Gilbert Bassett
      - David Howson (Chair)
      - Kevin Murphy
      - Ananda Radhakrishnan
      - Miguel Rivera
      - David Roscoe
      - Hillary Sale
      - Scott Wagner

      Current Officers
      - David Howson (EVP, Global President, President)
      - Andrew Bevers (VP, Head of Derivatives Account Coverage)
      - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
      - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
      - Brittany Carter (VP, Corporate Strategy)
      - Cole Chmielewski (Vice President, Operations)
      - Bo Chung (SVP, Global Head of Sales & Index Licensing)

- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)

- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E.   Cboe EDGX Exchange, Inc.

1.   *Name*: Cboe EDGX Exchange, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Bruce Andrews
        - Gilbert Bassett
        - David Howson (Chair)
        - Kevin Murphy
        - Ananda Radhakrishnan
        - Miguel Rivera
        - David Roscoe
        - Hillary Sale
        - Scott Wagner

        Current Officers
        - David Howson (EVP, Global President, President)
        - Andrew Bevers (VP, Head of Derivatives Account Coverage)
        - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
        - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
        - Brittany Carter (VP, Corporate Strategy)
        - Cole Chmielewski (Vice President, Operations)
        - Bo Chung (SVP, Global Head of Sales & Index Licensing)
        - William Ciabattoni (VP, Product Management)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)

- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   **Cboe Exchange, Inc.**

1.   *Name*: Cboe Exchange, Inc.
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February
        8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered
        national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Bruce Andrews
        - Gilbert Bassett
        - David Howson (Chair)
        - Kevin Murphy
        - Ananda Radhakrishnan
        - Miguel Rivera
        - David Roscoe
        - Hillary Sale
        - Scott Wagner

        Current Officers
        - David Howson (EVP, Global President, President)
        - Andrew Bevers (VP, Head of Derivatives Account Coverage)
        - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
        - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
        - Brittany Carter (VP, Corporate Strategy)
        - Cole Chmielewski (Vice President, Operations)
        - Bo Chung (SVP, Global Head of Sales & Index Licensing)
        - William Ciabattoni (VP, Product Management)
        - Catherine Clay (EVP, Global Head of Derivatives)

- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)

- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. **Cboe C2 Exchange, Inc.**

1. *Name*: Cboe C2 Exchange, Inc.
    Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
    2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
    national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Bruce Andrews
    *   Gilbert Bassett
    *   David Howson (Chair)
    *   Kevin Murphy
    *   Ananda Radhakrishnan
    *   Miguel Rivera
    *   David Roscoe
    *   Hillary Sale
    *   Scott Wagner

    Current Officers
    *   David Howson (EVP, Global President, President)
    *   Andrew Bevers (VP, Head of Derivatives Account Coverage)
    *   Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
    *   Kevin Carrai (SVP, Global Head of Market Data and Access Services)
    *   Brittany Carter (VP, Corporate Strategy)
    *   Cole Chmielewski (Vice President, Operations)
    *   Bo Chung (SVP, Global Head of Sales & Index Licensing)
    *   William Ciabattoni (VP, Product Management)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)

- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • Chris Isaacson
      • Troy Yeazel

      Current Officers
      • Cole Chmielewski (President)
      • Sydney Goodman (Treasurer/FINOP)
      • J. Patrick Sexton (Secretary)
      • Bryan Upp (Chief Compliance Officer)
      • Allen Wilkinson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
        wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
        intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Jill Griebenow

        Current Officers
        - David Howson (President)
        - Jill Griebenow (Treasurer)
        - Chris Isaacson (Vice President)
        - Emily Mitchell (Vice President)
        - J. Patrick Sexton (Secretary)
        - Allen Wilkinson (Vice President)
        - Casie Harris (Controller)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors

        Current Officers
        • 	David Howson (President)
        • 	Jill Griebenow (Treasurer)
        • 	Chris Isaacson (Vice President)
        • 	Emily Mitchell (Vice President)
        • 	J. Patrick Sexton (Secretary)
        • 	Allen Wilkinson (VP)
        • 	Casie Harris (Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. **Cboe FX Markets, LLC**

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (EVP, Global President)
   - Craig Donohue (Chief Executive Officer)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (SVP, Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (EVP, CFO & Treasurer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP))
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (SVP, Head of FX and UST)
   - Allen Wilkinson (SVP and Chief Accounting Officer)
   - Vivian Yiu (SVP, Cboe FX and U.S. Treasuries)
   - Eimly Eimer (Vice President, FX Liquidity Management)
   - Michael Margolis (Vice President, Associate General Counsel)
   - Casie Harris (VP, Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L.   Cboe FX Services, LLC

1.   *Name*: Cboe FX Services, LLC
         Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:   No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

         Current Directors
         •   None

         Current Officers
         •   David Howson (President)
         •   Jill Griebenow (Treasurer)
         •   Chris Isaacson (Vice President)
         •   Emily Mitchell (Vice President)
         •   J. Patrick Sexton (Secretary)
         •   Allen Wilkinson (Vice President)
         •   Casie Harris (Controller)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. **Cboe Singapore Pte. Ltd.**

1. *Name*: Cboe Singapore Pte. Ltd.
   Address: 18 Robinson Road #18-02, Singapore (048547)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe Singapore Pte. Ltd. is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Singapore Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih (Singapore Nominee)
   - Emma Quinn

   Current Officers
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. **Cboe Europe Limited**

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Eleanor Beasley
   - Angelo Evangelou
   - Ted Hood (INED)
   - Catherine Langlais (INED)
   - David Michael Lawton (INED)
   - Kristian West (NED)
   - Catherine Clay
   - Natan Tiefenbrun

   Current Officers
   - Natan Tiefenbrun (President, Cboe Europe)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Cinthia Danove (Chief Financial Officer, Cboe Europe)
   - Daniel Watkins (Chief Operating Officer, Cboe Europe)
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Karl Spielmann (Secretary)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood (Chair)
- Catherine Langlais
- David Lawton

Remuneration Committee
- David Lawton (Chair)
- Ted Hood
- Kristian West

Nomination Committee
- David Lawton (Chair)
- Ted Hood
- Catherine Langlais

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. **Cboe Chi-X Europe Limited**

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   Cboe SEF, LLC

1.   *Name*: Cboe SEF, LLC
     Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - David Howson
     - Bruce Andrews
     - Gilbert Bassett
     - Kevin Murphy
     - Anada Radhakrishnan
     - Miguel Rivera
     - David Roscoe
     - Hillary Sale
     - Scott Wagner

     Current Officers
     - David Howson (EVP, Global President, President)
     - Gary Compton (Vice President, Communications)
     - Craig Donohue (Chief Executive Officer)
     - James Enstrom (Senior Vice President & Chief Audit Executive)
     - Angelo Evangelou (SVP, Public Policy)
     - Stacie Fleming (SVP, Communications)
     - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)

- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, and Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer and Treasurer)
- Gregory Hoogasian (Executive Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (Executive Vice President, Chief Technology Officer)
- Stephanie Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (SVP, Tax)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Jon Weinberg (SVP, Head of FX and U.S. Treasuries)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Vivian Yiu (SVP, Chief Operating Officer Cboe FX and U.S. Treasuries)
- Nicholas Still (Vice President, Data Protection Officer)
- Jordan Newmark (Vice President, Associate General Counsel)
- Kathleen Mikulak (Vice President, Regulation)
- Sarah McDowell (Vice President, Chief Enforcement Officer)
- Michael Margolis (Vice President, Associate General Counsel, Chief Litigation Officer)
- Benjamin Leit (Vice President, Global Head of Sales – FX and US Treasuries)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Catherine Clay (EVP, Global Head of Derivatives)
- Denise Bent (Vice President, Regulation)
- Casie Harris (Controller)
- Jennifer Lamie (Vice President, Chief Regulatory Advisor)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

Participation Committee
- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

11.   **Cboe Worldwide Holdings Limited**

12.   *Name*: Cboe Worldwide Holdings Limited
Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

13.   *Form of organization*: Private Company Limited by Shares.

14.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

15.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

16.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

17.   *Copy of constitution*: Not applicable.

18.   *Copy of articles of incorporation or association and amendments*: No changes.

19.   *Copy of existing by-laws*: Not applicable.

20.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
- David Howson
- Natan Tiefenbrun

     Current Officers
- Karl Spielmann (Secretary)

21.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q.   Cboe Global Markets, Inc.

1.   *Name*: Cboe Global Markets, Inc.
        Address: 433 W. Van Buren St., Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
        15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is
        one of the world's largest exchange holding companies, offering cutting-edge
        trading and investment solutions to investors around the world.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        •   Craig Donohue
        •   William Farrow
        •   Edward Fitzpatrick
        •   Ivan Fong
        •   Janet Froetscher
        •   Jill Goodman
        •   Erin Mansfield
        •   Cecilia Mao
        •   Alexander Matturi, Jr.
        •   Jennifer McPeek
        •   Roderick Palmore
        •   James Parisi
        •   Fredric Tomczyk

        Current Officers
        •   Craig Donohue (Chief Executive Officer)
        •   David Howson (EVP, Global President)
        •   Catherine Clay (EVP, Global Head of Derivatives)
        •   Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
        •   Stephanie Foley (EVP, Chief Human Resources Officer)

- Jill Griebenow (EVP & Chief Financial Officer)
- Chris Isaacson (EVP and COO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Allen Wilkenson (SVP, Chief Accounting Officer)
- Kenneth Hill (VP, Investor Relations and Treasurer)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- Jennifer McPeek
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
- Jill Goodman
- Roderick Palmore
- Ivan Fong

Finance and Strategy Committee
- Jill Goodman
- Roderick Palmore
- Cecilia Mao

Risk Committee
- Edward Fitzpatrick
- Janet Froetscher
- Ivan Fong
- Erin Mansfield
- Cecilia Mao

ATS Oversight Committee
- Jennifer McPeek
- Erin Mansfield
- Alexander Matturri

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.   **Cboe Futures Exchange, LLC**

1.   *Name*: Cboe Futures Exchange, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
        designated contract market (DCM) approved by the Commodity Futures Trading
        Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
        futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Gilbert Bassett, Jr.
        • Andrews Bruce
        • David Howson
        • Kevin Murphy
        • Ananda K. Radhakrishnan
        • Miguel A. Rivera
        • David Roscoe
        • Hillary Sale
        • Scot Wagner

        Current Officers
        • David Howson (EVP, Global President, President))
        • Denise Bent (VP, Regulation)
        • Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
        • Kevin Carrai (SVP, Global Hed of Market Data and Access Services)
        • Cole Chmielewski (Vice President, Operations)
        • Catherine Clay (EVP, Global Head of Derivatives and Senior Managing
        Director)

- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Craig Donohue (CEO)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Laura Fuson (VP, Head of Futures and CFE Managing Director)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer, Chief Accounting Officer, and Treasurer)
- Casie Harris (VP, Controller)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (Executive Vice President, COO)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Stephanie Lara (SVP & Deputy Chief Reg Officer)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Jordan Newmark (VP, Associate General Counsel)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel and Chief Legal Officer)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Nicholas Still (VP, Data Protection Officer)
- Oliver Sung (VP, Head of North American Execution Consulting)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Troy Yeazel (Senior Vice President, Global Operations)

Standing Committees

<u>Executive Committee</u>
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   Cboe Building Corporation

1.   *Name*: Cboe Building Corporation
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
        1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global
        Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Jill Griebenow

        Current Officers
        •   David Howson (President)
        •   Jill Griebenow (Treasurer)
        •   Casie Harris (Controller)
        •   Chris Isaacson (Vice President)
        •   Marc Magrini (Vice President)
        •   Emily Mitchell (Vice President)
        •   J. Patrick Sexton (Secretary)
        •   Allen Wilkinson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

T.   **Cboe, LLC**

1.   *Name*: Cboe, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
      company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      - David Howson (President)
      - Catherine Clay (Vice President)
      - Jill Griebenow (Treasurer)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (Vice President)
      - Casie Harris (Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

U. **Cboe III, LLC**

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   Cboe Bats, LLC

1.   *Name*: Cboe Bats, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Craig Donohue
        - Chris Isaacson

        Current Officers
        - Craig Donohue (Chief Executive Officer)
        - David Howson (EVP, Global President)
        - Rebecca Alley (VP, Corporate Marketing)
        - Erin Banks (VP, Talent Management)
        - Denise Bent (VP, Futures Regulation)
        - Andy Bevers (VP, Head of Derivatives Sales – US Members)
        - Chris Bialka (VP, Head of Cboe Global Indices)
        - Kristin Boyd (SVP, Global Head of Derivatives Sales and Distribution)
        - David Brent (VP, Data Sales and RMA)
        - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
        - Brittany Carter (VP, Corporate Strategy)
        - Cole Chmielewski (VP, Operations)
        - Justina Cho (VP, Digital Marketing)
        - Bo Chung (SVP, Global Sales and Index Licensing)
        - William Ciabattoni (VP, Product Management)
        - Catherine Clay (EVP, Global Head of Derivatives)
        - Gary Compton (VP, Corporate Communications)

- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Meaghan Dugan (SVP, Head of US Options)
- Laura Dickman (VP, Associate General Counsel)
- Kyle Edwards (VP, Market Policy)
- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Thomas Frey (SVP, Data Vantage Software Engineering)
- Todd Furney (SVP, Chief Risk Officer)
- Laura Fuson (VP, Head of Futures)
- Jaime Galvan (VP, Associate General Counsel)
- Megan Goett (SVP, Chief Marketing Officer)
- James Giarratano (VP, Head of Sales)
- Jennifer Golding (VP, Associate General Counsel, and Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer and Treasurer)
- Ian Grieves (VP, Market Structure – CFE)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Kenneth Hill (VP, Investor Relations)
- Michael Hollingsworth (VP, Global Head of Risk and Market Analytics)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Jeanene Isaac (VP, Global Total Rewards)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (EVP, Global Head of Data Vantage)
- Matthew Iwamaye (VP, Associate General Counsel)
- Ajay Jain (VP, Regulatory Technology)
- Brett Johnson (VP, Cboe Labs – Product Solutions)
- Adam Kelly (VP, Strategic Initiatives)
- Adam Kreis (VP, Associate General Counsel)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Benjamin Leit (VP, Global Head of Sales – FX and UST)
- Tim Lipscomb (EVP, Chief Technology Officer)
- James Lisak (VP, Associate General Counsel)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Michael Margolis (VP, Associate General Counsel)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Senior Vice President, Tax)
- Anthony Montesano (VP, Market Structure)

- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Thad Prososki (VP, Human Resources)
- Nicole Pursley (VP, Government Relations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Adel Sarhan (VP, Product Development)
- Corban Schmidt (VP, Software Engineering)
- Henry Schwartz (VP, Derivatives Market Intelligence)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Nicholas Still (VP, Data Protection Officer)
- Oliver Sung (SVP, Head of North American Equities)
- Ally Szakats (VP, Cboe Options Institute)
- Caitlin Tucker (VP, Communications)
- Hatice Unal (SVP, Infrastructure)
- Jonathan Weinberg (Senior Vice President, Head of FX and UST)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Omarr Woodhouse (VP, OSC)
- Mandy Xu (VP, Head of Derivatives Market Intelligence)
- Troy Yeazel (SVP, Global Operations)
- Vivian Yiu (SVP, COO – Cboe FX and U.S. Treasuries)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. **Cboe Livevol, LLC**

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity
   and index options technology for professional and retail traders, which includes
   options strategy backtesting, trade analysis and volatility modeling technologies
   and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Jennifer Fuentes (VP, Interim Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Adam Inzirillo (Vice President)
   - Chris Isaacson (Vice President)
   - Michael Hollingsworth (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   Cboe UK Limited

1.   *Name*: Cboe UK Limited
       Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       •   Natan Tiefenbrun
       •   David Howson

       Current Officers
       •   Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   Cboe Vest, LLC

1.   *Name*: Cboe Vest, LLC
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
     investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Jill Griebenow

     Current Officers
     • David Howson (President)
     • Catherine Clay (Vice President)
     • Jill Griebenow (Treasurer)
     • Chris Isaacson (Vice President)
     • Emily Mitchell (Vice President)
     • J. Patrick Sexton (Secretary)
     • Allen Wilkinson (Vice President)
     • Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

Z.   Loan Markets, LLC

1.   *Name*: Loan Markets, LLC
Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
and persons performing similar functions*:

Current Directors
- Jill Griebenow

Current Officers
- David Howson (President)
- Jill Griebenow (Treasurer)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (Vice President)
- Casie Harris (Controller)

10.   *Indication of whether such business or organization ceased to be associated with
the applicant during previous year*: Not applicable.

AA.   **Cboe Data Services, LLC**

1.   *Name*: Cboe Data Services, LLC
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     February 21, 2006.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Data Services, LLC sells market
     data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Fredric Tomczyk

     Current Officers
     • David Howson (President)
     • Fredric Tomczyk (Chief Executive Officer)
     • Kevin Carrai (Vice President)
     • Catherine Clay (Vice President)
     • James Enstrom (Chief Audit Executive)
     • Jennifer Fuentes (Interim Chief Compliance Officer)
     • Todd Furney (Chief Risk Officer)
     • Jennifer Golding (Vice President)
     • Jill Griebenow (Treasurer)
     • Chris Isaacson (Vice President)
     • Emily Mitchell (Vice President)
     • J. Patrick Sexton (Secretary)
     • Allen Wilkinson (Vice President)
     • Casie Harris (Controller)
     • Adam Inzirillo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB.   Cboe Silexx, LLC

1.   *Name*: Cboe Silexx, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
      order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - David Howson
      - Jill Griebenow

      Current Officers
      - David Howson (President)
      - Fredric Tomczyk (Chief Executive Officer)
      - Catherine Clay (Vice President)
      - James Enstrom (Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (Vice President)
      - Jill Griebenow (Treasurer)
      - Michael Hollingsworth (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP)
      - Casie Harris (Controller)
      - Adam Inzirillo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC.   **CBOE Europe B.V.**

1.   *Name*: CBOE Europe B.V.
     Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Alex Dalley
     - Cinthia Danove
     - Ruben Hilhorst
     - Bastian Kortenhoff
     - Marcin Kuchejda
     - Michael Perez
     - Natan Tiefenbrun
     - Jiali Zhou

     Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. **Cboe Off-Exchange Services, LLC**

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chis Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. **Cboe Global Indices, LLC**

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Adam Inzirillo
   - Tim Lipscomb

   Current Officers
   - David Howson (President)
   - Fredic Tomczyk (Chief Executive Officer)
   - Adam Inzirillo (Vice President)
   - Chris Bialka (Vice President)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Jennifer Fuentes (Vice President, Interim Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (Vice President)
- Casie Harris (Controller)
- Henry Schwartz (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF.   **Cboe Europe Indices B.V.**

1.   *Name*: Cboe Europe Indices B.V.
        Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Joe Green
        • Ruben Hilhorst
        • Iouri Saroukhanov
        • Lauren Young

        Current Officer
        • Joe Green
        • Ruben Hilhorst

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG.   Cboe Canada Holdings, ULC

1.   *Name*: Cboe Canada Holdings, ULC
      Address: Suite 2600, Three Bentall Centre
      595 Burrard Street, Vancouver BC V7X 1L3 Canada

2.   *Form of organization*: Unlimited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the Business Corporation Act on April 22, 2020.

4.   *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC
      is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
      of Cboe Services Company.

5.   *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
      intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • David Howson
      • Terry Mack

      Current Officer
      • David Howson (President)
      • Jill Griebenow (Treasurer)
      • Chris Isaacson (Vice President)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)
      • Terry Mack (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

HH. **Cboe Clear Europe N.V.**

1. *Name*: Cboe Clear Europe N.V.
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe N.V.
   was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the
   Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe N.V. formed to
   provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Arnoud Siegmann
   - Natan Tiefenbrun
   - Leonardus Hubertus Hoogduin (Independent)

   Management Board
   - Vikesh Patel (President)
   - Arnoud Siegmann
   - Edward Hughes
   - Owen Thorpe

   Current Officer

   Standing Committee
   - Stephanie Renner (Chair)

- Natan Tiefenbrun

EMIR Risk Committee
- Leonardus Hubertus Hoogduin (Chair)
- Clearing Participant Representatives
- Trading Participant Representatives

Audit Enterprise Risk and Compliance Committee
- Clotilde Bouchet (Chair)
- Stephanie Renner
- Lex Hoogduin
- Natan Tiefenbrun
- Tim Lipscomb

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   **Cboe Netherlands Services Company B.V**

    1.   *Name*: Cboe Netherlands Services Company B.V.
        Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

    2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

    3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

    4.   *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

    5.   *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

    6.   *Copy of constitution*: Not applicable.

    7.   *Copy of articles of incorporation or association and amendments*: No changes.

    8.   *Copy of existing by-laws*: Not applicable.

    9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
- Ruben Hilhorst
- Natan Tiefenbrun

        Current Officers

    10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ.   <u>**BIDS Holdings GP LLC**</u>

1.   *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a
   wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

KK.   **BIDS Holdings L.P.**

1.   *Name*: BIDS Holdings L.P.
      Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings L.P. is a
      wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which limited partnership may be
      organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      • Stephen Berte (President)
      • T.R. Lazo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

LL.   **BIDS Trading, L.P.**

1. *Name*: BIDS Trading, L.P.
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, L.P. is a
   subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
   Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a
   securities trading platform and other products that will enhance the range of
   services available to the limited partners of the Limited Partner and their
   respective clients and enhance efficiencies for and reduce the costs of such
   services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

MM. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)
   - Sydney Goodman (Assistant Controller)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. **BIDS Trading Technologies, Ltd.**

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO.   **BIDS Trading Limited**

1.   *Name*: BIDS Trading Limited
        Address: St. James's Square, Suite 1, 3ʳᵈ Floor 11-12, London, SW1Y 4LB, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Stephen Berte
        - Simon Monson
        - Nicole Masse

        Current Officers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. **Cboe Data and Access Solutions China, LLC**

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
   formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - David Howson (President)
   - Kevin Carrai (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Casie Harris (Controller)
   - Adam Inzirillo (Vice President)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

QQ. **Cboe Fixed Income Markets, LLC**

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
   formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Jill Griebenow (Treasurer)
   - Michael Margolis (Vice President)
   - J. Patrick Sexton (Secretary)
   - Jonathan Weinberg (President)
   - Allen Wilkinson (Vice President)
   - Vivian Yiu (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

RR. **Cboe Asia Pacific Holdings Limited**

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
   Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings
   Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Emma Quinn

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

SS.   **Cboe Technology Hong Kong Limited**

1.   *Name*: Cboe Technology Hong Kong Limited
        Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
        Laws of Hong Kong) on September 14, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong
        Limited is wholly-owned by Cboe Asia Pacific Holdings Limited.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

TT. **Cboe Australia Pty. Ltd.**

1. *Name*: Cboe Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in New South Wales under the Corporations Act 2001on February 7,
   2008.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Pty. Ltd. was
   acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Catherine Ann Armour (Independent)
   - Vic Jokovic
   - Emma Quinn
   - Natan Tiefenbrun
   - Joacim Wiklander
   - Troy Yeazel

   Current Officers
   - Emma Quinn (Chief Executive Officer)
   - Iain Gentle (Secretary)

   Standing Committees

   Audit Committee
   - Vic Jokovic (Chair)
   - Stephanie Renner

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU.   **Cboe Australia Services Pty. Ltd.**

1.   *Name*: Cboe Australia Services Pty. Ltd.
       Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in New South Wales under the Corporations Act 2001 on February
       10, 2002.

4.   *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty.
       Ltd. was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which private companies may be
       organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Catherine Ann Armour (Independent)
       • Natan Tiefenbrun
       • Emma Quinn

       Current Officers
       • Emma Quinn (President)
       • Iain Gentle (Secretary)
       • Asika Wickramasinghe (Interim Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

VV. **Middlebury Holdings Pty Ltd**

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd
   was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Catherine Armour (Independent)
   - Vic Jokovic
   - Emma Quinn
   - Natan Tiefenbrun
   - Joacim Wicklander
   - Troy Yeazel

   Current Officers
   - Iain Gentle (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

WW.   **Cboe Japan Limited**

1.   *Name*: Cboe Japan Limited
     Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Japan on March 17, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe Japan Limited was
     acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity for which private companies may be
     organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Toru Irokawa
     - Tim Lipscomb
     - Emma Quinn
     - Oliver Sung
     - Natan Tiefenbrun

     Current Officers

     Standing Committees

     Risk Management Committee
     - Stanley Cheng
     - Kaoru Hisaeda
     - Toru Irokawa
     - Mikito Koyama
     - Kazunori Suganuma
     - Ichiro Takasaki
     - Chitose Yajima

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX.   **Cboe Technology Philippines Inc.**

1.   *Name*: Cboe Technology Philippines Inc.
        Address: 10ᵗʰ Floor Unit AB, North Tower, Rockwell Business Center Sheridan
        Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Philippines under Corporation Code of the Philippines and
        Foreign Investments Act of 1991 on May 1, 1980.

4.   *Brief description of nature and extent of affiliation*: Cboe Technology Philippines
        Inc. was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Todd Furney
        - Mitch Gonzales
        - Ryan Uherek

        Current Officers
        - Elaine Reyes-Rodolfo (Company Secretary)
        - Francis Nacpil (Treasurer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

YY.   **Cboe Digital Holdings, Inc.**

1.   *Name*: Cboe Digital Holdings, Inc.
      Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on September 16, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc.
      is wholly-owned by Cboe Services Company which is also the Exchange's 100%
      owner.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Chris Isaacson
      • David Howson

      Current Officers
      • David Howson (President)
      • Chris Isaacson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

ZZ.   Cboe Digital Intermediate Holdings, LLC

1.   *Name*: Cboe Digital Intermediate Holdings, LLC
       Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on November 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate
       Holdings, LLC was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Chris Isaacson (Vice President)
       • Bryan Stuart (Senior Director, Finance)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

AAA. <u>Cboe Clear U.S., LLC</u>

1.   *Name*: Cboe Clear U.S., LLC
     Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Delaware under Section 101 of the General Corporation Law of
     the State of Delaware on October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Clear U.S., LLC
     acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     <u>Current Directors</u>
     - Cristobal Conde
     - Chris Isaacson
     - Ananda Radhakrishnan
     - JJ Kinahan
     - Miguel Rivera
     - Christopher Zuehlke

     <u>Current Officers</u>
     - Jennifer Fuentes (VP, Compliance – North American Securities and Interim
       Chief Compliance Officer)
     - Casie Harris (VP, Chief Financial Officer – Digital, and Controller
     - Chris Isaacson (Vice President)
     - Benjamin Lawson (Chief Information Security Officer)
     - Joseph McGlawn (Senior Director, Head of Clearing)
     - Josh Iverson (Interim Chief Risk Officer)
     - Vikesh Patel (Senior Vice President, Clearing)

     <u>Standing Committees</u>

Risk Management Committee
- Ananda Radhakrishnan (Chair)
- Brooks Dudley
- Brian Kelly
- Martin Malloy
- Jake Moore
- Michael Tauckus

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB.   <u>**Cboe Clear Digital Holdings, LLC**</u>

1.   *Name*: Cboe Clear Digital Holdings, LLC
       Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings,
       LLC was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       <u>Current Directors</u>

       <u>Current Officer</u>
       - John Denza (Chief Commercial Officer)
       - Ian Grieves (Head of Product Development)
       - Joshua Iverson (Interim Chief Risk Officer)
       - Joseph McGlawn (Head of Clearing Operations)
       - Bryan Stuart (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

CCC. <u>Hanweck Associates, LLC</u>

1. *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under provisions of the New York State Limited Liability Company
   Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
   acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act. Hanweck Associates, LLC provides real-time
   risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not
   applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson

   <u>Current Officers</u>
   - Dave Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Adam Inzirillo (Vice President)
   - Catherine Clay (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Jennifer Fuentes (Vice President, Interim Chief Compliance Officer)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President, Chief Operating Officer)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Neo Connect Inc.

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Terry Mack
   - Joacim Wiklander

   Officers
   - Terry Mack (Chief Financial Officer)
   - Joacim Wiklander (CEO and President)
   - Dmitri Smidovich (Chief Legal Officer & Corporate Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Cboe Ascent Holdings LLC

1. *Name*: Cboe Ascent Holdings LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Fredric Tomczyk

   Officers
   - David Howson (President)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Fredric Tomczyk (Chief Executive Officer)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF.   <u>BIDS Australia Pty. Ltd.</u>

1.   *Name*: BIDS Australia Pty. Ltd.
        Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in New South Wales under the Corporations Act 2001 on March 7,
        2023.

4.   *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a
        wholly-owned subsidiary of Global Services LLC.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.EU benchmark
        regulation.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        • Stephen Berte
        • Murrough O'Brien

        <u>Officers</u>
        • Murrough O'Brien (Officer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

GGG. Cboe Canada Inc.

1. *Name*: Cboe Canda Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, Ontario, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 185 of the Canada Business Corporation Act on January 1, 2024.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Inc. is a wholly-owned subsidiary of Cboe Canada Holdings, ULC, which is a wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Formed resulting from an amalgamation of MatchNow Limited, Neo Exchange, Inc., Aequitas EVO Connect, and Aequitas Innovations, Inc.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: No change

8. *Copy of existing by-laws*: No change

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Lori-Ann Beausoleil (Independent)
   - Terrie-Lynne Devonish (Independent)
   - Adam Inzirillo
   - Frances Kordyback (Independent)
   - David Lang (Independent)
   - Oliver Sung
   - Hatice Unal
   - Joacim Wiklander

   Officers
   - Joacim Wiklander (President and CEO)
   - Bryan Blake (Head of Trading)
   - Terry Mack (CFO)
   - Vince Poil (COO)
   - Tanya Rowntree (Head of Canadian Listings)
   - Dmitri Smidovich (Chief Legal Officer and Corporate Secretary)

<u>Standing Committees</u>

<u>Nominating and Governance Committee</u>
10.   Terrie-Lynne Devonish (Chair)
11.   Adam Inzirillo
12.   David Lang

<u>Regulatory Oversight Committee</u>
13.   David Lang (Chair)
14.   Terrie-Lynne Devonish
15.   Frances Kordyback

<u>Finance and Audit Committee</u>
16.   Lori-Ann Beausoleil (Chair)
17.   Frances Kordyback
18.   Oliver Sung

19.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Cboe Digital Exchange, LLC

1. *Name*: Cboe Digital Exchange, LLC
   Address: 433 W. Van Buren St., Chicago, Il 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   February 4, 2010.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Exchange, LLC
   is a wholly-owned subsidiary of Cboe Digital Intermediate Holdings, LLC, which
   is wholly owned by Cboe Digital Holdings, Inc.

5. *Brief description of business or functions:* Operates a spot trading market for
   digital assets and designated contract market for futures.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: No change

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Chris Isaacson (Chair)
   - Cristobal Conde
   - Ananda Radhakrishnan
   - Miguel Rivera

   Officers
   - Chris Isaacson (President)
   - John Denza (Senior Director, Finance – Digital)
   - Jennifer Fuentes (VP, Compliance – North American Securities and Interim
     Chief Compliance Officer)
   - Ian Grieves (VP, Product and Engineering)
   - Casie Harris (VP, Chief Financial Officer – Digital, and Controller
   - Gregory Hoogasian (Chief Regulatory Officer)
   - Stephanie Lara (Deputy Chief Regulatory Officer)
   - Benjamin Lawson (Chief Information Security Officer)

<u>Standing Committees</u>

<u>Regulatory Oversight Committee</u>
10.   Ananda Radhakrishnan (Chair)
11.   Miguel Rivera

12.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III.   Digital Asset Benchmark Administration, LLC

1.   *Name*: Cboe Asset Benchmark Administration, LLC
      Address: 433 W. Van Buren St., Chicago, Il 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      October 17, 2017.

4.   *Brief description of nature and extent of affiliation*: Digital Asset Benchmark
      Administration, LLC is a wholly owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Operates a data business relating to
      digital assets.

6.   *Copy of constitution*: Not applicable

7.   *Copy of articles of incorporation or association and amendments*: No change

8.   *Copy of existing by-laws*: Not applicable

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Jill Griebenow

      Officers
      • David Howson (President)
      • Catherine Clay (Vice President)
      • James Enstrom (Chief Audit Executive)
      • Jennifer Fuentes (Interim Chief Compliance Officer)
      • Todd Furney (Chief Risk Officer)
      • Jennifer Golding (Vice President)
      • Jill Griebenow (Treasurer)
      • Casie Harris (Controller)
      • Christopher Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

JJJ.   <u>**Cboe Hong Kong Limited**</u>

1.   *Name*: Cboe Hong Kong Limited
        Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        <u>Current Directors</u>

        <u>Current Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operation on May 21, 2024.

KKK. <u>Cboe Switzerland GmbH</u>

1.   *Name*: Cboe Switzerland GmbH
       Address: c/o Format A AG
       Pfingstweidstrasse 102b 8005 Zurich

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Switzerland under Article 777c and Article 633, November 18,
       2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Operate an electronic trading platform
       for financial contracts and instruments as well as to provide services in this
       business are to Group affiliate.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not
       applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       <u>Current Directors</u>

       <u>Current Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Ceased operations August 26, 2024.

LLL.   <u>MATCHNow GP ULC</u>

1.   *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
     Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2.   Form of organization: Unlimited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4.   *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5.   *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     <u>Current Directors</u>

     <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024

MMM.   <u>**Neo Exchange Inc.**</u>

1.   *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4.   *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased business January 1, 2024.

NNN. **Aequitas Innovations Inc.**

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Canada under section 178 of the Canada Business Corporation
   Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was
   acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Officers

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Ceased operations January 1, 2024.

OOO. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
    Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024.

PPP. **TriAct Canada Marketplace LP**

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
   LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
   Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP
   serves as the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not
   applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Ceased operations April 5, 2024.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:	
Andrew Bevers		VP, Head of Derivatives Account Coverage	03/01/24	
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution	03/01/24	
Kevin Carrai		SVP, Global Head of Market Data and Access Services)	03/01/24	
Brittany Carter		VP, Corporate Strategy	03/01/24	
Cole Chmielewski		Vice President, Operations	03/01/24	

Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing		03/01/24	
William Ciabattoni	VP, Product Management		03/01/24	
Catherine Clay	EVP, Global Head of Derivatives		03/01/24	
Gary Compton	Vice President, Communications		03/01/24	
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		03/01/24	
Laura Dickman	Vice President, Associate General Counsel		03/01/24	
Craig Donohue	CEO		05/20/25	
Meaghan Dugan	SVP, Head of US Options		03/01/25	
James Enstrom	Senior Vice President, Chief Audit Officer		03/01/24	
Angelo Evangelou	SVP, Public Policy		03/01/24	
Stacie Fleming	SVP, Communications		03/01/24	
Stephanie Foley	EVP, Chief Human Resources Officer		03/01/24	
Jennifer Fuentes	VP, Compliance – North American Securities and Interim Chief Compliance Officer		03/01/25 – Change in Title	
Todd Furney	Senior Vice President, Chief Risk Officer		03/01/24	
Megan Goett	SVP, Chief Marketing Officer		03/01/25	
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24	
Jill Griebenow	EVP, CFO, Treasurer		03/01/24	

Casie Harris	Vice President, Controller	8/13/24		
John Hiatt	Vice President, Cboe Labs	03/01/24		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	03/01/24		
Dave Howson	President	03/01/24		
Adam Inzirillo	EVP, Global Head of DnA	03/01/24		
Matt Iwamaye	VP, Associate General Counsel, Equities	03/01/24		
Chris Isaacson	Executive Vice President, COO	03/01/24		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	12/17/24		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	03/01/24		
Stephanie Lara	SVP, Deputy Chief Regulatory Officer	03/01/24		
Benjamin Lawson	Vice President, Chief Information Security Officer	12/17/24		
Tim Lipscomb	EVP, Chief Technology Officer	03/01/25 – Change in Title		
Marc Magrini	Vice President, Administration	03/01/24		
Scott Manziano	VP, Sales Operations	03/01/24		
Sarah McDowell	VP, Chief Enforcement Counsel	03/01/24		
Kathleen Mikulak	VP, Regulation	03/01/24		
Emily Mitchell	Senior Vice President, Tax	03/01/24		
Anthony Montesano	Vice President, Market Structure	03/01/24		

Jordan Newmark	VP, Associate General Counsel	03/01/24		
Dennis O'Callahan	VP, Cboe Labs	03/01/24		
Dan Overmyer	Vice President, Options Regulation	03/01/24		
Hemang Patel	VP, Project Management	03/01/24		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	03/01/24		
Stephanie Renner	SVP, Finance	03/01/24		
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	03/01/24		
Steven Sinclair	Vice President, Software Engineering	03/01/24		
Eileen Smith	Senior Vice President, Data and Analytics	03/01/24		
Nicholas Still	VP, Data Protection Officer	03/01/24		
Oliver Sung	SVP, North American Cash Equities	03/01/25 – Change in Title		
Alexandra Szakats	Vice President, Cboe Options Institute	7/17/24		
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24		
Hatice Unal	SVP, Infrastructure	03/01/24		
Joacim Wiklander	President & CEO of Cboe Canada	Head of Global Listings	7/17/24		
Allen Wilkinson	SVP, Chief Accounting Officer	03/01/24		
Clinton Wolf	VP, Operations	03/01/24		
Omarr Woodhouse	VP, Operations Support Center	03/01/24		

Troy Yeazel	Senior Vice President, Global Operations	03/01/24	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23
Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25
Carmen (Lita) Brannan	VP, Government Relations	03/01/24	02/28/25
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20	05/04/24
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23
Rob Hocking	Senior Vice President, Head of Product Innovation	03/01/24	04/30/25
Vaishali Javeri	Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	8/23/24
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17	12/31/23
Robert Marrocco	VP, Global Head of ETP Listings	03/01/24	03/10/25
Kyle Murray	VP and Associate General Counsel	03/01/24	03/14/25
Fredric Tomczyk	CEO	03/01/24	05/07/25
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	06/27/24

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Dave Howson		Director		08/13/24		
Kevin Murphy		Director		08/13/24		
Ananda Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- David Howson (Chairman)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe